

September 11, 2013

<u>Via E-mail</u>
Seth R. Weissman
Vice President, General Counsel & Secretary
SolarCity Corporation
3055 Clearview Way
San Mateo, CA 94402

  Re: **SolarCity Corporation**
      Amendment No. 3 to Registration Statement on Form S-1
      Filed August 29, 2013
      File No. 333-189404
      Amendment No. 3 to Registration Statement on Form S-1
      Filed August 29, 2013
      File No. 333-189405
      Form 10-K for Fiscal Year Ended December 31, 2012
      Filed March 27, 2013
      Form 10-Q for Fiscal Quarter Ended June 30, 2013
      Filed August 9, 2013
      File No. 001-35758

Dear Mr. Weissman:

  We have reviewed your response letter and the above-referenced filings, and have the following comments.

<u>Amendment No. 3 to Form S-1 Filed August 29, 2013 (File #333-189404)</u>

<u>Amendment No. 3 to Form S-1 Filed August 29, 2013 (File #333-189405)</u>

<u>General</u>

1. We note your disclosure in the underwriting sections that Goldman Sachs Bank USA has agreed to loan up to $275 million to Elon Musk and the Elon Musk Revocable Trust, and that this loan is secured by a pledge of a portion of the SolarCity stock owned by Mr. Musk and the Trust. We further note your disclosure in this section that the lock-up restrictions do not apply to any stock pledge agreement currently in existence and disclosed in your definitive proxy statement. Please revise your disclosure in both registration statements to clarify whether Goldman Sachs Bank USA would be permitted to foreclose on the pledged shares and sell such shares during the lockup period.

Recent Developments, page 4

2. In regard to your asset purchase agreement to acquire specified assets and liabilities of
    Paramount GR Holdings, LLC and Paramount Energy Solutions, LLC, please tell us what
    consideration you gave as to whether financial statements pursuant to Rule 3-05 of
    Regulation S-X as well as corresponding pro forma financial information pursuant to Article
    11 of Regulation S-X need to be provided. Please provide us with your significance tests.

Form 10-K for the Fiscal Year Ended December 31, 2012

Note 21. Commitments and Contingencies, page 117

General

3. You provide disclosure related to the subpoenas from the U.S. Department of Treasury's
    Office of the Inspector General in your risk factors and legal proceedings sections.   Please
    provide disclosure related to this matter in the notes to the financial statements pursuant to
    ASC 450-20-50. Please show us supplementally what the revised disclosure will look like in
    future filings.

Indemnification and Guaranteed Returns, page 117

4. In your letter dated December 11, 2012, you agreed to disclose in future filings the amount of
    your potential exposure to fund investors relating to any indemnity obligations as of the end
    of the period being presented. Please tell us where this amount has been disclosed or provide
    this disclosure in future filings, as applicable. Please refer to ASC 460-10-50-4. Please show
    us supplementally what the revised disclosure will look like in future filings.

5. In regard to your contractual commitment to compensate certain fund investors for losses that
    they may suffer in certain limited circumstances resulting from reductions in the tax credit or
    U.S. Treasury grants programs, you have recognized in the financial statements the potential
    exposure of these obligations based on all the information available as of that date and
    determined that any other payments to your fund investors arising from these obligations are
    not probable. If there is at least a reasonable possibility that a loss exceeding amounts
    already recognized may have been incurred, please either disclose an estimate (or, if true,
    state that the estimate is immaterial in lieu of providing quantified amounts) of the additional
    loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-
    20-50-3 and 50-4 as well as ASC 460-10-50-5(b). It also appears that you receive incentives
    from state and local governments related to solar energy systems. Please expand your
    disclosure to address whether you have similar commitments to compensate your fund
    investors for any losses that they may suffer resulting from reductions in these state and local
    government incentives and whether these incentives are also typically based on the estimated
    fair values of the solar panel systems. Please show us supplementally what the revised
    disclosure will look like in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Critical Accounting Policies and Estimates

Deferred Investment Tax Credits Revenue, page 23

6. In the first quarter of 2013, you began monetizing certain government incentives in the form of investment tax credits under lease pass-through structures by assigning the credits to investors in exchange for upfront cash payments. You record the amounts received from the investors as deferred revenue and recognize this revenue as the five-year recapture period expires. In this regard, please address the following:

- Please expand your disclosure to better explain how you are able to assign these government investment tax credits to investors pursuant to the terms of these credits;

- Please expand your disclosure to address how you determined these amounts should be reflected in revenues. Refer to ASC 605-10-S99-1. Please also disclose the amounts reflected in revenue for each period presented; and

- Please help us better understand how you determined it was appropriate to recognize these amounts as revenue as the five-year recapture period expires. Please tell us what consideration you gave to ASC 740-10-25-45 and 25-46 in determining the appropriate period over which to record these amounts as revenue.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Rufus Decker, Accounting Branch Chief, at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Steven V. Bernard, Esq. (*via E-mail*)
        Wilson Sonsini Goodrich & Rosati, P.C.